Mail Stop 4561

August 15, 2007

Mr. G. Kennedy Thompson
Chairman, President,
Chief Executive Officer and Director
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

Re: Wachovia Corporation
Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Thompson:

We have reviewed your response dated August 3, 2007 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2006</u>

<u>Financial Statements</u>

1. Please address the following regarding your response to comment 1 of our letter dated July 20, 2007, regarding your price sensitivity analysis used to prospectively test effectiveness of individual interest rate swaps that are designated as fair value hedges. If true, please confirm:
   - Your price sensitivity analysis considers a base case (non-stressed) scenario. If not, please tell us why it does not.
   - The price sensitivity analysis is used to prospectively test hedge effectiveness for every fair value hedge relationship of this type, and not just the relationships that fail the dollar-offset retrospective test.

2. Your response indicates a fixed set of interest rate scenarios are used in the price sensitivity analysis. Please tell us if these scenarios are reassessed throughout the hedge relationship and how you determine such fixed scenarios are appropriate and realistic during the entire length of the hedge relationship.

3. Please tell us how you determined your dollar-roll transactions meet the requirements in paragraph 47 of SFAS 140 to be accounted for as a secured borrowing. Please ensure your response addresses in detail how you considered the existence of all six characteristics described in paragraph 48 of SFAS 140 in order for the transfer to meet the substantially-the-same requirement of paragraph 47(a).

4. Please refer to Exhibit 1 of your response. It appears for certain situations listed in this exhibit, the start date precedes the trade date. Please tell us if this is correct, and if so, tell us how you considered whether hedge accounting was appropriate for those specific situations.

5. Please refer to Exhibit 2.1 of your response dated August 3, 2007. The modeling techniques described in 3.1, 3.2, 3.3 and 3.4 appear to consider specific hedging periods, however the derivatives outlined in Exhibit 1 indicate there are instances where the term of the derivative greatly exceeds those hedging periods described in these modeling techniques. Please tell us if you perform similar analyses that consider longer hedging periods that are closer to the term of the derivative.

6. We are continuing to evaluate the exhibits you provided in response to comment 3 of our letter dated July 20, 2007 and may have further comments.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief